UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 22, 2020

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒             Form 40-F     ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-225551).

This Form 6-K consists of the press releases which appear immediately following this page.

April 21, 2020

News Release

UBS Announces Redemption of ETRACS S&P GCSI Crude Oil Total Return Index ETN due February 22, 2046

New York, April 21, 2020 – UBS Investment Bank today announced that it will redeem all of the outstanding securities of the series set forth in the following table (the “Securities”):

NYSE Arca Ticker	ETN Name and Prospectus / Pricing Supplement*	CUSIP	Call Settlement Date
OILX	ETRACS S&P GSCI Crude Oil Total Return Index ETN	90270L354	May 1, 2020

* The table above provides the hyperlink to the relevant prospectus supplement for the Securities. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the prospectus supplement for the Securities.

With respect to the Securities, the Call Settlement Amount payable on the Call Settlement Date will be calculated as specified in the prospectus supplement. UBS will pay the Call Settlement Amount to investors holding the Securities on the Call Settlement Date. The Call Settlement Amount for the Securities will equal the Current Principal Amount of the security on April 28, 2020.

The Securities will be delisted from the NYSE Arca exchange prior to the open of trading on the Call Settlement Date. Holders of the Securities may choose to continue to hold their securities until the Call Settlement Date or choose to sell or redeem their Securities prior to the applicable Call Settlement Date, in accordance with the terms of the Securities.

Additionally, UBS today announced that it has suspended further sales from inventory of the Securities. This suspension of further sales will remain in effect until the redemption of the Securities on the Call Settlement Date. UBS does not intend to make future sales of previously issued but unsold Securities or Securities that UBS Securities LLC may acquire in the future.

As disclosed in more detail in the prospectus supplement relating to the Securities, the market value of the Securities may be influenced by, among other things, supply and demand for the Securities. Given the suspension of any further sales of the Securities by UBS and investors’ recent high level of demand for the Securities, there is a substantial possibility that the suspension of any further sales of these Securities by UBS AG, as described above, may influence the market value of the Securities and the liquidity of the market for the Securities, potentially leading to insufficient supply and causing the Securities to trade at a premium above their closing or intraday indicative value. Any such premium may subsequently decrease at any time and for any reason without warning, resulting in financial loss to investors who paid this premium when they acquired their Securities. In addition, on the Call Settlement Date, holders will receive the Call Settlement Amount but will not receive any premium thereto. Accordingly, investors who purchase the Securities at any time prior to the Call Settlement Date for an amount that is greater than the Call Settlement Amount (including paying any premium to the indicative value of the Securities) will suffer a loss on their investment.

If investors elect to redeem their Securities prior to the Call Settlement Date, any redemption will be at the redemption value set forth in the prospectus supplement and will not include any premium above that value. Investors should always consult their financial advisors and compare the intraday indicative value of the Securities with the Securities’ then-prevailing market price before purchasing or selling the Securities, especially Securities with premium characteristics.

This announcement does not affect the terms of the outstanding Securities, including the right of noteholders to require UBS AG to redeem their Securities on the terms and at the redemption price set forth in the prospectus supplement.

None of the other ETNs offered by UBS are affected by this announcement.

For more information regarding the redemption, including how the Call Settlement Amount will be determined, see the prospectus supplement relating to the Securities. The prospectus supplement for the Securities can be accessed on EDGAR, the SEC website, at www.sec.gov.

Media contact

Christina Aquilina

+1 212 713 4488

Christina.aquilina@ubs.com

Investor contact

+1-877-387 2275

About ETRACS

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. Investors are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETN.

UBS AG has filed registration statements (including prospectuses and supplements thereto) with the Securities and Exchange Commission, or SEC, for the offerings of securities to which this communication relates. Before you invest, you should read the relevant prospectus, along with the applicable prospectus supplement to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the ETRACS. The applicable offering documents for each ETRACS may be obtained by clicking on the links above. You may also get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. The securities related to the offerings are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

About UBS

UBS provides financial advice and solutions to wealthy, institutional and corporate clients worldwide, as well as private clients in Switzerland. UBS’s strategy is centered on our leading global wealth management business and our premier universal bank in Switzerland, enhanced by Asset Management and the Investment Bank. The bank focuses on businesses that have a strong competitive position in their targeted markets, are capital efficient, and have an attractive long-term structural growth or profitability outlook.

UBS is present in all major financial centers worldwide. It has offices in more than 50 regions and locations, with about 31% of its employees working in the Americas, 32% in Switzerland, 19% in the rest of Europe, the Middle East and Africa and 18% in Asia Pacific. UBS Group AG employs over 67,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

This material is issued by UBS AG and/or any of its subsidiaries and/or any of its affiliates (“UBS”). Products and services mentioned in this material may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed registration statements (including a prospectus, as supplemented by a prospectus supplement, for the offering of the ETRACS ETNs) with the SEC for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

The S&P GSCI Crude Oil Total Return Index (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by UBS AG. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); GSCI® is a registered trademark of The Goldman Sachs Group, Inc. (“Goldman”); and these trademarks have been licensed for use by SPDJI. The Index is not created, owned, endorsed, sponsored, sold or promoted by Goldman or its affiliates and Goldman bears no liability with respect to the Index or data related thereto. UBS AG’s ETNs are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, Goldman or any of their respective affiliates, or their third party licensors. None of SPDJI, Dow Jones, S&P, Goldman nor their respective affiliates nor their third party licensors (i) make any representation regarding the advisability of investing in such product(s) or (ii) guarantee the accuracy and/or the completeness of the Index or any data related thereto.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2020. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Timothy Geller
Name:	Timothy Geller
Title:	Executive Director

By:	/s/ Shruti Senapati
Name:	Shruti Senapati
Title:	Executive Director

Date: 22 April, 2020